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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                            Hawker Pacific Aerospace
                  ---------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   420123 10 1
                  ---------------------------------------------
                                 (CUSIP Number)

                                Knut Wiszniewski
                               Director of Finance
                                Lufthansa Technik
                               Weg beim Jager 193
                            D-22334 Hamburg, Germany
                               011-49-405-070-4014
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2001
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420123 10 1
---------------------

        1.     Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

               Lufthansa Technik AG    EIN 11-342-2119

        2.     Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)    [ ]
               (b)    [ ]

        3.     SEC Use Only

        4.     Source of Funds (See Instructions) WC

        5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        6.     Citizenship or Place of Organization

               Federal Republic of Germany


NUMBER OF      7.     Sole Voting Power:           6,839,175 shares of Common Stock
SHARES
BENEFICIALLY   8.     Shared Voting Power:
OWNED BY
EACH           9.     Sole Dispositive Power:      6,642,833 shares of Common Stock
REPORTING
PERSON WITH    10.    Shared Dispositive Power:

        11.    Aggregate Amount Beneficially Owned by Each Reporting Person:             6,839,175

        12.    Check if the Aggregate Amount in Row (11)
               Excludes Certain Shares (See Instructions)        [   ]

        13.    Percent of Class Represented by Amount in Row (11):                       67.3%

        14.    Type of Reporting Person (See Instructions)

                      CO

                                  SCHEDULE 13D

        This Amendment No. 2 to Schedule 13D is filed by and on behalf of Lufthansa Technik AG ("Lufthansa Technik"). This Amendment No. 2 amends the initial statement on the Schedule 13D originally filed with the Securities and Exchange Commission on October 2, 2000 (the "Schedule 13D"). The Schedule 13D relates to the Common Stock, no par value ("Common Stock") and 8% Series C Convertible Preferred Stock, no par value ("Preferred Stock") of Hawker Pacific Aerospace, a California corporation (the "Company").

        The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined have the meaning set forth in the Schedule 13D.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS

        The source of funds for the Debt Conversion Agreement (defined below) was tendering the $9,300,000 in principal plus $502,975 in accrued interest in exchange for cancellation in full of the Loan Agreement.

ITEM 4.        PURPOSE OF TRANSACTION

        The purpose of the debt conversion was to increase Lufthansa Technik's equity position in the Company, to assist the Company in improving its debt-to-equity ratio, and assist the Company in improving its net tangible assets.

        Also on September 20, 2000, Lufthansa Technik also entered into a Registration Rights Agreement with the Company under which the Company agreed, at Lufthansa Technik's request, to file a registration statement under the federal securities laws covering all or any part of the "Registrable Securities" (as defined therein) held by Lufthansa Technik, as of September 20, 2000 or shares acquired thereafter, and granted Lufthansa Technik certain "piggybank" registration rights and rights to registration of Lufthansa Technik's Registrable Securities on Form S-3.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

        (a) and (b) Upon the occurrence of the closing of the transactions contemplated in the Stock Purchase Agreement, the execution of the Shareholders Rights and Voting Agreement and the open market purchases (in the amount of 5,000 shares) on September 20, 2000, Lufthansa Technik became the record owner of 2,341,495 shares of Common Stock, then representing approximately 40.0% of the outstanding shares of Common Stock and now representing 23.0% of the outstanding shares of Common Stock; and controlled the voting rights of an additional 196,342 shares, then representing approximately 3.4% of the outstanding shares of Common Stock and now representing 1.9% of the outstanding shares of Common Stock. The Shareholders Rights and Voting Agreement also gave Lufthansa Technik control over the voting rights of 129,786 options, which if exercised by the option holders would represent 1.3% of the currently outstanding shares of Common Stock.

        Upon the occurrence of the closing of the Stock Purchase Agreement with Deephaven Private Placement Trading, Ltd. on September 20, 2000, Lufthansa Technik became the record owner of 300 shares of the Preferred Stock, representing 100% of the then issued and outstanding shares of the Preferred Stock. On December 22, 2000, Lufthansa Technik exercised its right under the Certificate of Determination to convert all 300 shares of the Preferred Stock and accrued dividend into Common Stock at a conversion price equal to $2.71007 per share of Common Stock as calculated in accordance with the Certificate of Determination. As a result of this conversion, Lufthansa Technik acquired 1,106,982 shares of Common Stock representing 15.8% of the then outstanding shares of Common Stock, and now representing 10.8% of the currently outstanding shares of Common Stock. On December 29, 2000, pursuant to the terms of the Certificate of Determination, Lufthansa Technik received a portion of the accrued dividends on the Preferred Stock in the form of an additional 57,404 shares of Common Stock, representing 0.8% of the then outstanding shares of Common Stock, and now representing 0.6% of the currently outstanding shares of Common Stock.

        Pursuant to the terms of the Certificate of Determination, upon shareholder approval, Lufthansa Technik has the right to receive additional accrued dividends on the Preferred Stock in the form of 35,582 shares of Common Stock, representing 0.4% of the currently outstanding shares of Common Stock. Pursuant to the terms of the Certificate of Determination, Lufthansa Technik may not vote any shares it has received as a result of the conversion of the Preferred Stock in the shareholder vote to obtain such approval. On December 22, 2000, Lufthansa Technik requested the Company to seek shareholder approval to issue these 35,582 shares of Common Stock. Pursuant to the terms of the Certificate of Determination, the Company must use its best efforts to obtain such shareholder approval not later than 60 days after such request has been made. If shareholder approval to issue the shares is not obtained within such 60-day period, the Company shall instead be required to make a cash payment, equal to approximately $96,000 to Lufthansa Technik. If the Company fails to make such cash payment in full at the end of such 60-day period, interest on any unpaid amount shall accrue at a rate of 18% per year beginning as of December 22, 2000. In the Debt Convesion Agreement (defined below), the parties agreed that shareholder approval of these 35,582 shares would be sought at the next annual meeting, provided that if the annual meeting does not occur within the 60-day period, Lufthansa Technik can at its option receive either the cash payment or the shares of Common Stock (if approved by shareholders).

        As a result of the conversion of the Preferred Stock on December 22, 2000, Lufthansa Technik no longer owns any shares of Preferred Stock. Upon the conversion of the Preferred Stock on December 22, 2000 and the receipt of a portion of the accrued dividends on December 29, 2000, Lufthansa Technik became the beneficial owner of an aggregate of 3,702,223 shares of Common Stock, representing 52.7% of the then outstanding shares of Common Stock. Lufthansa Technik had sole voting power over all such 3,702,223 shares of Common Stock. Lufthansa Technik had sole dispositive power over 3,505,881 of such shares of Common Stock. Upon shareholder approval at the next annual meeting of the issuance of the 35,582 shares of Common Stock in respect of Lufthansa Technik's remaining accrued dividend, Lufthansa Technik would have become the beneficial owner of 6,874,757 shares of Common Stock, representing approximately 66% of the then outstanding shares of Common Stock.

        On February 6, 2001, the Company entered into an Exchange of Promissory Note with Lufthansa Technik ("Debt Conversion Agreement") whereby Lufthansa Technik agreed to cancel all of the principal and accrued interest under the Loan Agreement in exchange for shares of Common Stock. Under the Debt Conversion Agreement, the conversion price of $3.125 per share was set equal to the market price at the time the parties entered into the agreement, the market price was calculated based on the average of the closing bid prices for the prior five trading days preceeding the date of the agreement. The Debt Conversion Agreement also contains certain covenants substantially similar to those in the Loan Agreement which continue beyond the debt conversion closing. On March 16, 2001, Lufthansa Technik retired the $9,300,000 plus $502,975 accrued interest under the Loan Agreement in exchange for the issuance by the Company to Lufthansa Technik of 3,136,952 shares of Common Stock. This increased Lufthansa Technik's beneficial ownership to 6,839,175 shares, representing 67.3% of the currently outstanding shares of Common Stock.

        Upon shareholder approval of all of the warrants contained within the Loan Agreement ("Warrants"), Lufthansa Technik would become the owner of immediately exercisable Warrants to purchase 2,500,000 shares of Common Stock. The shares issued upon exercise of the Warrants would raise Lufthansa Technik's total percentage beneficial ownership to 73.8% of the then outstanding shares of Common Stock. If the Warrants were approved by the shareholders and exercised, and the remaining accrued dividend of 35,582 shares of Common Stock were approved by the shareholders, Lufthansa's aggregate beneficial ownership would be 9,374,757 shares of Common Stock, representing 73.8% of the then outstanding shares of Common Stock. The Debt Conversion Agreement requires the Company to seek approval of the Warrants at the next annual meeting.

        (c) Except for the Debt Conversion Agreement (a) and (b) above, there have been no transactions in shares of the Company by Lufthansa Technik, or, to the best knowledge of Lufthansa Technik, the members of the Executive Board and Supervisory Board of Lufthansa Technik, during the past 60 days.

        (d) To the best knowledge of Lufthansa Technik, no other person has the right to receive or the power to direct the receipt of dividends from, the proceeds from the sale of, such securities.

        (e)     Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 7     Exchange of Promissory Note of Hawker Pacific Aerospace



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Lufthansa Technik AG


                                            /s/ KNUT WISZNIEWSKI
                                            ------------------------------

                                            by:    Knut Wiszniewski

                                            its:   Director of Finance





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